Exhibit 99.1

For Immediate Release: February 22, 2023

Attention: Business Editors

VERSABANK TO HOST FIRST QUARTER FISCAL 2023 FINANCIAL RESULTS CONFERENCE CALL/WEBCAST WEDNESDAY, MARCH 8, 2023 at 9:00 A.M. ET

Bank to Report First Quarter Fiscal 2023 Results Wednesday, March 8, 2023 at 7:00 a.m. ET

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) will report its first quarter 2023 financial results and host a conference call to discuss those results on Wednesday, March 8, 2023. The conference call/webcast is scheduled for 9:00 a.m. ET and is expected to last approximately 60 minutes. The conference call/webcast will include a presentation by David Taylor, President & CEO and Shawn Clarke, CFO, followed by a question and answer period. The Bank will report its financial results via news release at approximately 7:00 a.m. ET.

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://bit.ly/3JKSPJv to receive an instant automated call back.  Alternatively, you may also dial direct and be entered into the call by an Operator at: 416-764-8659 or 1-888-664-6392 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/x8GVZWDBk1P or on the Bank’s web site. The slide presentation management will use during the conference call/webcast will be available on the Bank’s web site.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/x8GVZWDBk1P and on the Bank’s web site. Replay of the teleconference will be available until April 8, 2023 by calling 416-764-8677 or 1-888-390-0541 (toll free) and the passcode is: 158247#

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

416-519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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